EXHIBIT 1
YEAR 2007 / 1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels — online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from three principal sources.
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

     We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.
     Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2004 and two series of two China Sourcing Fairs each in the second quarter and fourth quarter of 2005. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2006. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year, including a new China Sourcing Fair in Dubai which is scheduled to be launched in June 2007. International IC China Conferences and Exhibitions were held in March 2007 in the current year and these same exhibitions were held in March 2006 last year. We derive revenue primarily from exhibit space rental, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended
	March 31
	2007	2006
	(Unaudited)	(Unaudited)

Revenue:
Online and other media services (Note 1)	$29,045	$26,090
Exhibitions	4,816	3,712
Miscellaneous	1,086	229

	34,947	30,031

Operating Expenses:
Sales	11,136	9,909
Event production	613	619
Community	5,273	4,674
General and administrative	9,953	9,379
Online services development	1,286	1,054
Amortization of software cost	40	302

Total Operating Expenses	$28,301	$25,937

Income from Operations	$6,646	$4,094

Net Income	$6,528	$4,407

Income from Operations:
Online and other media services	$5,006	$3,050
Exhibitions	1,530	1,009
Miscellaneous	110	35

Consolidated	$6,646	$4,094

Note: 1.Online and other media services consists of:

	Three months ended
	March 31
	2007	2006
	(Unaudited)	(Unaudited)

Online services	$17,270	$15,094
Print services	11,775	10,996

	$29,045	$26,090

The following table represents our revenue by geographical areas:

	Three months ended
	March 31
	2007	2006
	(Unaudited)	(Unaudited)

Asia	$32,100	$27,754
United States	2,453	1,960
Europe	32	201
Others	362	116

Total revenue	$34,947	$30,031

Consolidated Results
Revenue
     Our Online and Other Media Services revenue grew by 11% from $26.1 million during the three months ended March 31, 2006 to $29.0 million during the three months ended March 31, 2007 resulting from a 27% growth in our Online and Other Media Services revenue in our China market and the growth in our Hong Kong and United States markets off-set by decline in some of our other markets during the quarter. China represented 57% of Online and Other Media Services revenue during the first quarter of 2007 compared to 50% during the first quarter of 2006. Our Exhibitions revenue grew by 30% from $3.7 million during the three months ended March 31, 2006 to $4.8 million during the three months ended March 31, 2007. Our total revenue grew by 16% to $34.9 million during the three months ended March 31, 2007 from $30.0 million during the three months ended March 31, 2006. China accounted for 53% of total revenue during the three months ended March 31, 2007 compared to 47% of total revenue during the three months ended March 31, 2006.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 30% during the three months ended March 31, 2007 compared to three months ended March 31, 2006 due to growth in our International IC China Conferences and Exhibitions and Online and Other Media Services revenue. We expect revenue from China as a percentage of total revenue to continue to grow and China overall revenue to continue to grow.
     Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.

     Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage. It is also our goal to be the largest B2B media company serving the two-way supply chain between China and the world — and within China.
Business Strategy
     Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.
Growth Strategy
     The Global Sources growth strategy is built around the following four key foundations.
Market Penetration
     Global Sources is well placed in its existing markets which offer significant opportunities for further growth.
     We have a large number of prospects within the 150,000 suppliers listed on globalsources.com. Our market penetration plans include continued growth of our China Sourcing Fairs, cross selling to clients not using online, print and shows — and achieving continued strong growth in China.
a.	Growing China Sourcing Fairs revenue. We plan to grow revenue by increasing both the amount of space we rent and the average revenue per booth.
b.	Cross-selling to clients not using online, print and shows. Our objective is to maximize our share of our customers’ marketing budgets. A particular opportunity is the large number of new, trade show-only customers we have added over the past few years who are primary prospects to use our print and online services.
c.	Continued high growth in China. As China is steadily enhancing its position as the World’s primary supply market for a wide range of consumer products, we expect revenue from China to continue to grow faster than our overall revenue.
New Product Development
     Our product development plans include increasingly specialized online marketplaces, magazines and trade shows — as well as entirely new media formats. For example, we recently launched online marketplaces and magazines titled Gifts & Premiums — and Home Products. Another example is the spring 2007 launch of a new monthly magazine titled Security Products to accompany a pre-existing online vertical. Also a new China Sourcing Fair: Underwear & Swimwear is scheduled to be held in spring and fall 2007 in Hong Kong. “New media” initiatives include application websites for engineers, e-news letters, and webcasts.

Expansion into China’s Domestic B2B Market
     A primary objective is to become increasingly involved in serving China’s domestic B2B markets — something we consider to be an attractive growth market and a synergistic complement to our existing businesses that serve China’s export and import sectors.
We intend to launch new online, print and/or trade show products in existing or related industry sectors. These initiatives are expected to also leverage our brands, content, skills and community, and to build on our existing successes with Chinese language media including Chief Executive China, the leading management magazine and website for China, and EE Times-China, the leading website and magazine for China’s electronics engineers.
     We already have more than one million “readers” in China built up over decades of on-the-ground work. This demographically rich database is comprised primarily of audited magazine subscribers and registered online users. Our Chinese language websites now attract more than 12 million page views every month.
     We may also extend some of our existing English-language verticals into the China domestic market. For example, we plan to launch two domestic trade shows in Shanghai in December 2007, titled Fashion Accessories and Baby & Children’s Products.
Acquisitions and/or Alliances
     We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of strategic goals.
     We plan to seek complementary businesses, technologies or products that we believe would help us maintain and achieve market leading positions in particular niche markets.
     As of December 31, 2006, we owned approximately 13% of HC International, a B2B media company focused on China’s domestic market. We have an option deadline of June 20, 2007 to buy an additional approximate 35% of HC, which would trigger the requirement for us to make a general offer. We also have a joint venture with CMP Media and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with an overseas partner by applying our China resources, expertise and experience.
     We believe that success with our objectives and growth strategy will enable Global Sources to achieve its financial targets. We are committed to delivering superior shareholder returns.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.
     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $9.9 million during the three months ended March 31, 2006 to $11.1 million during the three months ended March 31, 2007, an increase of 12% due mainly to increase in sales commission resulting from an increase in revenue.

     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs remained at $0.6 million during the three months ended March 31, 2006 and during the three months ended March 31, 2007.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs increased from $4.7 million during the three months ended March 31, 2006 to $5.3 million during the three months ended March 31, 2007, an increase of 13%. This increase was due mainly to increase in bulk mailing costs, paper costs, and promotion costs for our exhibition events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. As a result of increase in these activities we recorded an increase in payroll costs.
     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $9.4 million during the three months ended March 31, 2006 to $10.0 million during the three months ended March 31, 2007, an increase of 6%, due mainly to the increases in fees paid to third parties, content management services costs information technology services costs, travel costs and depreciation costs.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services increased by 18% from $1.1 million during the three months ended March 31, 2006 to $1.3 million during the three months ended March 31, 2007 due mainly to increases in depreciation costs and internet communications costs payroll costs and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended March 31, 2007 was $0.5 million compared to $0.8 million recorded during the three months ended March 31, 2006. The decline is due mainly to complete vesting of some of the past share awards off-set partially by re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first quarter of year 2007.

     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
     Amortization of software cost. Amortization of software cost was $0.04 million during the three months ended March 31, 2007 compared to $0.3 million during three months ended March 31, 2006.
     Income From Operations. The total income from operations during the three months ended March 31, 2007 was $6.6 million as compared to $4.1 million during the three months ended March 31, 2006. The growth in total income from operations resulted mainly from growth in revenue and decline in amortization of software costs off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs. Income from operations for online and other media services increased from $3.0 million during the three months ended March 31, 2006 to $5.0 million during the three months ended March 31, 2007, resulting from increase in online and other media services revenue and decline in amortization of software costs off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs.
     Interest and dividend income and Gain on Sale of Available-for-sale Securities. We recorded an interest income of $1.4 million arising mainly from available-for-sale securities during the three months ended March 31, 2007 compared to a gain of $0.07 million and an interest and dividend income of $1.0 million during the three months ended March 31, 2006.
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore and China and are subject to income taxes in their respective jurisdictions.
     We reported a tax provision of $0.2 million during both the three months ended March 31, 2007 and the three months ended March 31, 2006.
     Cumulative effect of change in accounting principle. During the three months ended March 31, 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS No.123(R) with effect from January 1, 2006.
     Net Income. Net income was $6.5 million during the three months ended March 31, 2007, compared to $4.4 million during the three months ended March 31, 2006. The growth in net income resulted from growth in revenue, increase in interest and dividend income and decline in amortization of software costs off-set partially by increases in sales costs, community costs, general and administrative costs, online services development costs, foreign exchange losses, share of profits attributable to a minority shareholder during the first quarter of 2007 due to profitable performance of a subsidiary and decline in gain on sale of available-for-sale securities.

Liquidity and Capital Resources
     We financed our activities for the three months ended March 31, 2007 using cash generated from our operations.
     Net cash generated from operating activities was $7.2 million during the year ended March 31, 2007, compared to $8.1 million cash generated from operating activities during the year ended March 31, 2006. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $76.1 million as of March 31, 2007, compared to $63.8 million as at December 31, 2006, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
     Receivable from sales representatives increased from $13.2 million as of December 31, 2006 to $17.3 million as of March 31, 2007 due to the growth in our China business and our exhibitions business. Though the receivable from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivable from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our senior management staff.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
     Net cash generated from investing activities was $3.6 million during the three months ended March 31, 2007, resulting from the net sale of available-for-sale securities of $4.2 million, off-set partially by $0.6 million cash used for capital expenditures mainly for computers, software, office furniture, leasehold improvements and software development. Net cash used in investing activities during the three months ended March 31, 2006 was $6.6 million, resulting from net purchase of available-for-sale securities of $5.9 million and $0.7 million cash used for capital expenditures mainly on office furniture, for computers, softwares, leasehold improvements and software development.
     We invest our excess cash in available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than six months.
     Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the quarter ended March 31, 2007 we bought available-for-sale securities of $105.7 million and sold available-for-sale securities of $109.9 million. The net sale of available-for-sales securities of $4.2 million has been reserved for payment of the purchase consideration for the commercial property in China for which we signed purchase agreement during the first quarter of 2007.

     We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     Net cash generated from financing activities was $0.4 million during the three months ended March 31, 2007, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.4 million during the year ended March 31, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at March 31, 2007, the unutilized amount under this facility was approximately $0.3 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at March 31, 2007, such guarantee amounted to $0.003 million.
     We recorded a full valuation allowance for the deferred tax assets of $6.0 million as at March 31, 2007 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of March 31, 2007, we paid $16.1 million under these agreements. Subsequently, during the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of March 31, 2007, we paid $0.8 million under these agreements
     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of March 31, 2007, we paid $2.7 million under these agreements.
     On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 16, 2007 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about April 16, 2007. In addition, we have reclassified $0.038 million and $0.038 million from additional paid in capital to common share capital as of March 31, 2007 and December 31, 2006 respectively, in connection with the bonus share issue.
     HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, our wholly-owned subsidiary Trade Media Holdings Limited (“TMH”), IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC agreed to transfer 47,858,000 shares (representing 9.81% of the issued share capital of HC International as of March 31, 2007), being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9.9 million or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13.9 million or approximately $0.2896 per HC Share (the “HC Share

Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) (“Performance Bench mark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.
     On June 21, 2006, TMH completed the HC Share Transfer. The Company has announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly TMH will not be required to make the price adjustment referred to above under the condition relating to the Performance Benchmark.
     As of March 31, 2007 we own, together with 5,916,000 HC Shares owned by us prior to the Sale and Purchase Agreement (representing approximately 1.21% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by us after the completion of the Sale and Purchase Agreement (representing approximately 1.82% of the issued share capital of HC International), a total of 62,652,000 HC shares (representing an approximate 13 % total equity interest in HC International).
     On August 1, 2006 HC International appointed our Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International. Subsequently Beijing Huicong International Information Co., Ltd.(“Beijing Huicong”), an 82% indirect subsidiary of HC International, also appointed him as a non-executive director on the board of directors of Beijing Huicong.
     TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 34.38 % of the entire issued share capital of HC International as of March 31, 2007) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together represent a maximum of approximately 35.24% of the entire issued share capital of HC International as of March 31, 2007 (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price of not less than approximately $0.2896 per Option HC Share, during the Option Period.
     Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong at an aggregate exercise price of approximately $31.9 million.
     The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission of Hong Kong (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.
     Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.
     The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as our aggregate shareholding in HC International will increase to over 30%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).
     We have recorded $8.1 million being approximately 13% equity interest in HC International (as of March 31, 2007) at fair value based on the closing share price of HC International, as at March 31, 2007, of $0.129487 per HC Share, as available-for-sale securities in our financial statements as at March 31, 2007. The unrealized market loss of $4.1 million has been debited to accumulated other comprehensive income, shown under shareholders’ equity.
     During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a total down-payment of approximately $0.09 million was made in the first quarter of 2007 and the balance of approximately $6.91 million was paid in April 2007. Delivery of the office space to the Company is expected to be completed in second quarter of 2007.
     We have no bank debt as at March 31, 2007.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).

(ii)	FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109

     We are currently evaluating whether the adoption of the following recent accounting pronouncements have any impact on our consolidated financial statements:
(i)	SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).

(ii)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.”
The above recent accounting pronouncements are discussed in detail below:
     In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. We adopted EITF 06-3 guidance with effect from January 1, 2007. We are presenting the taxes on gross basis, i.e. included in revenues and costs.
     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 with effect from January 1, 2007 and the adoption this interpretation does not have any material impact on our consolidated financial statements. We will provide full disclosure pursuant to FIN No. 48 in our 2007 annual financial statements.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). We are currently evaluating whether the adoption of SFAS No. 157 has any impact on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 has any impact on its consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.
     During the three months ended March 31, 2007 and the three months ended March 31, 2006, we have not engaged in foreign currency hedging activities.
     In the three months ended March 31, 2007 and the three months ended March 31, 2006, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements Disclaimer
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.